UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 26, 2018

Tallgrass Energy Partners, LP

(Exact name of registrant as specified in its charter)

Delaware	001-35917	46-1972941
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4200 W. 115th Street, Suite 350 Leawood, Kansas		66211
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (913) 928-6060

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On March 26, 2018, Tallgrass Energy GP, LP, a Delaware limited partnership (“TEGP”), Tallgrass Equity, LLC, a Delaware limited liability company (“Tallgrass Equity”), Tallgrass Energy Partners, LP, a Delaware limited partnership (the “Partnership”), Razor Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Partnership (“Merger Sub”), and Tallgrass MLP GP, LLC, a Delaware limited liability company (“TEP GP”), entered into a definitive Agreement and Plan of Merger (“Merger Agreement”).

Subject to the satisfaction or waiver of certain conditions in the Merger Agreement, Merger Sub will merge with and into the Partnership, with the Partnership surviving the merger as a wholly owned subsidiary of Tallgrass Equity and its subsidiaries (the “Merger”). At the effective time of the Merger (the “Effective Time”), each issued and outstanding common unit representing a limited partner interest in the Partnership (collectively, the “Partnership Common Units”), except for any Partnership Common Unit held by Tallgrass Equity, Tallgrass Equity Investments, LLC, a wholly owned subsidiary of Tallgrass Equity, or the Partnership, will be converted into the right to receive 2.0 Class A shares representing limited partner interests in TEGP (collectively, the “TEGP Class A Shares”). No fractional TEGP Class A Shares will be issued in the Merger. All fractional TEGP Class A Shares that a holder of Partnership Common Units (“Partnership Unitholder”) would otherwise be entitled to receive as consideration in the Merger (after taking into account all Partnership Common Units held by such Partnership Unitholder) will be aggregated and then, if a fractional TEGP Class A Share results from that aggregation, will be rounded up to the nearest whole TEGP Class A Share.

The Merger Agreement contains customary representations and warranties, indemnification obligations and covenants by the parties, and a copy of the Merger Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. Completion of the Merger is conditioned upon, among other things: (1) approval of the Merger Agreement and the Transactions (as defined below) by the holders of a majority of the outstanding Partnership Common Units; (2) all required filings, consents, approvals, permits and authorizations of any governmental authority in connection with the Merger having been made or obtained; (3) the absence of certain legal injunctions or impediments prohibiting the Transactions; (4) the effectiveness of a registration statement on Form S-4 registering the issuance by TEGP of the TEGP Class A Shares to be issued as consideration in the Merger; (5) approval for the listing of the TEGP Class A Shares to be issued as consideration in the Merger on the New York Stock Exchange; and (6) receipt by each of the parties of copies of evidence of the resignation of each director of TEP GP effective as of the Effective Time.

The Merger Agreement provides that the Partnership will convene a meeting of Partnership Unitholders to consider and vote on the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Transactions”), subject to the terms and conditions of the Merger Agreement. The Merger Agreement permits, subject to certain conditions, the conflicts committee (the “Conflicts Committee”) of the board of directors of TEP GP (the “TEP GP Board”) or the TEP GP Board to withdraw, modify or qualify its recommendations and to publicly approve or recommend a Superior Proposal (as defined in the Merger Agreement) (a “Partnership Adverse Recommendation Change”) if the Conflicts

Committee and/or the TEP GP Board determines in good faith, after consultation with its or their respective outside legal counsel and financial advisors, that failure to make a Partnership Adverse Recommendation Change would be inconsistent with its or their respective duties under applicable law, as modified by the Partnership’s partnership agreement.

The Merger Agreement contains provisions granting each of TEGP and the Partnership the right to terminate the Merger Agreement for certain reasons, including, among others, (1) by either TEGP or the Partnership, if the Merger has not be consummated on or before September 30, 2018 (the “Termination Date”); (2) by either TEGP or the Partnership, if any governmental authority has issued a final and non-appealable order, decree, or ruling or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) permanently restraining, enjoining or otherwise prohibiting the Transactions; (3) by either party, if the requisite approval of Partnership Unitholders of the Merger Agreement and the Transactions is not obtained; (4) by the Partnership, if under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by another party to the Merger Agreement, other than the Partnership, which is not cured on or before the Termination Date; (5) by TEGP, if a Partnership Adverse Recommendation Change has occurred and not been withdrawn; (6) by TEGP, if under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by the Partnership, which is not cured on or before the Termination Date; (7) by TEGP, if there has been a material breach by the Partnership of certain covenants set forth in the Merger Agreement; and (8) by TEGP, if TEGP has received a TEGP Alternative Proposal (as defined in the Merger Agreement).

TEGP is the managing member of, and therefore controls, Tallgrass Equity. Tallgrass Equity, in turn, controls the Partnership through the direct ownership of 100% of TEP GP, the Partnership’s general partner. As a result, under generally accepted accounting principles, TEGP consolidates Tallgrass Equity, TEP GP, the Partnership, and the Partnership’s subsidiaries. The Conflicts Committee recommended approval of the Merger Agreement and the Transactions to the TEP GP Board, which then approved the Merger Agreement and the Transactions. The Conflicts Committee, which is composed entirely of independent directors, retained independent legal and financial advisors to assist in evaluating and negotiating the Merger Agreement and the Transactions.

The Merger Agreement and the above descriptions have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about TEGP, TE, Merger Sub, the Partnership or TEP GP or their respective subsidiaries or affiliates or equity holders. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other as a way of allocating contractual risk between them that differ from those applicable to investors. Investors should be aware that these representations, warranties and covenants or any description thereof alone may not describe the actual state of affairs of TEGP, Tallgrass Equity, Merger Sub, the Partnership or TEP GP or their respective subsidiaries, affiliates, businesses or equity holders as of the date they were made or at any other time.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference.

Support Agreement

In connection with the Merger Agreement, TEGP, Tallgrass Equity and the Partnership entered into a definitive Support Agreement, dated March 26, 2018, pursuant to which TEGP and Tallgrass Equity agreed, among other things, that Tallgrass Equity, which owns 25,619,218 Partnership Common Units, shall, and TEGP shall cause Tallgrass Equity to, vote its Partnership Common Units in favor of the adoption of the Merger Agreement and the Transactions at any meeting of the Partnership Unitholders.

The Support Agreement will terminate upon the earliest of (1) the Effective Time, (2) the occurrence of a Partnership Adverse Recommendation Change by the Conflicts Committee, (3) the termination of the Merger Agreement in accordance with its terms and (4) the mutual written agreement of TEGP, Tallgrass Equity and the Partnership to terminate the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On March 26, 2018, TEGP and the Partnership issued a joint press release announcing the Transactions and a quarterly cash distribution by TEP of $0.975, or $3.90 on an annualized basis, for the quarter ending March 31, 2018. The distribution will be paid on May 15, 2018 to unitholders of record as of the close of business on April 30, 2018. A copy of the press release is furnished with this Form 8-K as Exhibit 99.1 and incorporated into this Item 7.01 by reference.

In accordance with General Instruction B.2 to Form 8-K, the information provided in this Item 7.01 and attached to this Current Report on Form 8-K as Exhibits 99.1 and 99.2 shall be deemed to be “furnished” and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of the general incorporation language of such filing, except as expressly set forth by specific reference in such filing.

Item 8.01.	Other Events.

Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, TEGP expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement/prospectus for the Partnership Unitholders. After the registration statement is declared effective, the Partnership will mail a definitive proxy statement/prospectus to the Partnership Unitholders. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that TEGP or the Partnership may file with the SEC and send to TEGP’s shareholders and/or the Partnership Unitholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF TEGP AND THE PARTNERSHIP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND

OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by TEGP or the Partnership through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by TEGP and the Partnership will be available free of charge on TEGP’s and the Partnership’s website at www.tallgrassenergylp.com, in the “Investor Relations” tab near the top of the page, or by contacting TEGP’s and the Partnership’s Investor Relations Department at 1-913-928-6012.

Participants in Solicitation

TEGP and the Partnership and their respective general partner’s directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of TEGP’s general partner may be found in its 2017 Form 10-K filed with the SEC on February 13, 2018 and any subsequent statements of changes in beneficial ownership filed with the SEC. Information about the directors and executive officers of the Partnership’s general partner may be found in its 2017 Form 10-K filed with the SEC on February 13, 2018 and any subsequent statements of changes in beneficial ownership filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Information Concerning Forward-Looking Statements

Disclosures in this Current Report on Form 8-K contain forward-looking statements. All statements, other than statements of historical facts, included in this Current Report on Form 8-K that address activities, events or developments that management expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this Current Report on Form 8-K specifically include the expected consideration to be received in connection with the closing of the merger transaction, whether the merger transaction between the Partnership and TEGP will be consummated before the end of the second quarter of 2018 or at all, whether the proposed transaction will be accretive to TEGP shareholders and Partnership Unitholders, Partnership and TEGP financial guidance for 2018, that TEGP upon closing will not pay cash taxes for a period estimated to be at least 10 years, whether the elimination of the Partnership’s incentive distribution rights will improve the Partnership and TEGP’s cost of capital or enhance the Partnership and TEGP’s ability to compete for, or increase returns generated by, acquisitions or organic growth projects, and whether the structure resulting from the Merger will be more appealing to a wider set of investors. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Partnership and TEGP, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements, and other important factors that could cause actual results to differ materially from those projected, including those set forth in reports filed by the Partnership and TEGP with the SEC. Any forward-looking statement applies only as of the date on which such statement is made and the Partnership and TEGP do not intend to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

EXHIBIT NUMBER	DESCRIPTION

2.1*	Agreement and Plan of Merger, dated March 26, 2018, by and among Tallgrass Energy GP, LP, Tallgrass Equity, LLC, Razor Merger Sub, LLC, Tallgrass Energy Partners, LP and Tallgrass MLP GP, LLC.

10.1	Support Agreement, dated March 26, 2018, by and among Tallgrass Energy GP, LP, Tallgrass Equity, LLC and Tallgrass Energy Partners, LP.

99.1	Joint press release issued by Tallgrass Energy Partners, LP and Tallgrass Energy GP, LP, dated March 26, 2018 (Furnished solely for purposes of Item 7.01 of this Form 8-K).

*	Schedules attached to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Partnership will furnish the omitted schedules to the Securities and Exchange Commission upon request by the Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TALLGRASS ENERGY PARTNERS, LP

	By:	Tallgrass MLP GP, LLC,
its general partner

Date: March 26, 2018		By:	/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.
President and Chief Executive Officer